1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Senior Vice President of R&D Dr. Shang-Yi Chiang to Retire
Dr. Wei-Jen Lo and Dr. Jack Sun to fill vacancy
     Hsinchu, Taiwan, R.O.C. — May 17, 2006 — TSMC today announced that Senior Vice President of Research and Development Dr. Shang-Yi Chiang will retire from the company on July 31. Once Senior Vice President Chiang retires, Vice President Wei-Jen Lo and Vice President Jack Sun will assume joint responsibility for R&D and report directly to CEO and President Dr. Rick Tsai.
     “Dr. Chiang joined TSMC in 1997, he has led the R&D team through one semiconductor industry milestone after another, from the 0.25 micron, 0.18 micron, 0.13 micron, 90 nanometer, to our latest 65 nanometer technology, and was instrumental in setting up our 45 nanometer program. These achievements have been driven entirely to support our customers’ efforts to accelerate their innovation and time to market,” noted Dr. Rick Tsai. “We wish him a happy and fruitful retirement,” Dr. Tsai said.
     “My nine years with TSMC are among the most cherished times of my career,” said Dr. Shang-Yi Chiang. “I have been proud to work with TSMC’s outstanding R&D team as we overcame a host of difficult challenges. I hope that my colleagues will redouble their efforts as they extend their research into advanced processes and create a lasting win-win relationship between TSMC and its customers.”
     Under Dr. Chiang’s leadership, TSMC’s R&D team won the Ministry of Economic Affairs’ first Nano-Tech Award in 2005 for fully functional 90-nanometer devices using immersion lithography, and for achievements in developing 65 nanometer technology and beyond. The R&D team also won Taiwan’s highest honor for technical achievement, the Outstanding Scientific and Technological Worker Award, for world-leading 0.13 micron copper low-k system-on-chip (SoC) technology, among other awards.
     Dr Chiang was elected a “Star of Asia” by Business Week magazine in July 2001, ranked among 50 leaders at the forefront of change. As the only person from Taiwan to receive this honor, Dr. Chiang was recognized for his foresight in pursuing R&D development despite a semiconductor downturn.
# # #

About Dr. Shang-Yi Chiang
Dr. Shang-Yi Chiang joined TSMC in 1997. He earned his B.S. degree from National Taiwan University in 1968, M.S. from Princeton University in 1970, and Ph.D. from Stanford University in 1974, all in Electrical Engineering. Prior to joining TSMC, he served at Hewlett-Packard Company for 17 years, at Texas Instruments for five years, and at ITT Corporation for one year.
About Dr. Wei-Jen Lo
Dr. Wei-Jen Lo joined TSMC in 2004 and served as Vice President of Operations II and recently became Vice President of R&D. He earned a B.S. in Physics from National Taiwan University in 1972, followed by a M.S. in 1976 in Physics and Ph.D. in 1979 in Solid State Physics and Surface Chemistry from University of California, Berkeley. Dr. Lo served at world-class semiconductor and information technology companies after completing his studies, and also taught at a university on the east coast of the United States. Before joining TSMC, Dr. Lo served at Intel Corporation for many years in management and technology development roles.
About Dr. Jack Sun
Dr. Jack Sun joined TSMC in 1997 as Director of the Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Dr. Sun was promoted to Senior Director in 2000 and later Vice President of R&D in 2006. Dr. Sun earned a B.S. from National Taiwan University in 1975 and an M.S. in 1979 and a Ph.D. in 1983 from Illinois University, all in Electrical Engineering. Prior to joining TSMC, he served at International Business Machines for 14 years in R&D.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 17, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer